EXHIBIT 2.3


                        CYBEROPTICS PURCHASES KESTRA LTD

               NEXT-GENERATION SMT INSPECTION TECHNOLOGY ACQUIRED


APRIL 6, 1999 - MINNEAPOLIS, MN - CyberOptics Corporation (Nasdaq National
Market: CYBE) today announced the acquisition of Kestra Ltd, an emerging, UK-based company that is developing breakthrough technology for automated optical inspection (AOI) systems.

Steven K Case, chairman, commented: "The formation of market-focused business units in early 1998 enabled CyberOptics to better understand the changing needs of SMT assemblers, who are confronted by a growing array of challenges, including faster production line speeds, cost pressures and circuit miniaturization. Given the inherent limitations of current AOI technologies in such areas as high rates of false calls (mistakes) and difficulty in programming, we have found SMT producers are looking for new inspection solutions.

"After evaluating potential companies for over a year," Case continued, "CyberOptics determined that Kestra is developing a fundamentally new approach to AOI that has the potential to provide the low rates of false calls, the user-friendliness and the measurement precision demanded by SMT customers. Through Kestra, we believe CyberOptics is responding to the complex and changing needs of our customers."

While existing AOI systems use rigid pattern-matching algorithms, the Kestra concept is based on statistical appearance modelling that can learn for itself how to recognise any object. As a result of this approach, the Kestra system under development should be easy to program, and its discrimination should improve the more the system is used. It will also allow pass/fail decisions to be made that are not confused by the variability found in real-world production.

Kestra plans to complete its first system during the second half of 1999. Intended to provide gauge-level measurement with a low rate of false calls, this system is expected to be of particular interest to high-volume manufacturers.

The Company acquired all of the stock of Kestra and repaid certain indebtedness for total consideration of approximately $11.5 million in cash. The Company expects to incur a significant one-time charge in this year's second quarter related to in-process R&D acquired from Kestra, which will cause the Company to post a net loss for this period. Operating losses from Kestra during its development stage and early introduction period will affect the Company's second half operating results, but in the absence of the Kestra transaction, the Company expects to be profitable for all of 1999.

CyberOptics is a leading supplier of non-contact process control sensors and inspection systems that improve the yields and operating efficiencies of production lines that assemble SMT circuit boards.

For additional information contact:
-----------------------------------
Steven K Case, Chairman or
Scott Larson
Controller
612/542 5000


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Statements regarding the Company's anticipated performance in 1999 are forward-looking and therefore involve risks and uncertainties, including but not limited to, risks related to the current scrutiny by regulatory bodies (including particularly the SEC) of accounting treatment of in-process R&D, the Company's dependence on OEM customers, market conditions in the global electronics industry, the high proportion of the Company's sales which are made outside the US, the sensitivity of the Company's sales to changing technologies, and other factors set forth in the Company's filings with the Securities and Exchange Commission
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